ASM Acquisition Company Limited
Unit 601-2, 6th Floor
St. George’s Building
2 Ice House Street
Central, Hong Kong

June 4, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention: Sonia Barros

Re:	ASM Acquisition Company Limited. Application for Withdrawal of Registration Statement on Form F-1 (File No. 333-148549)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), ASM Acquisition Company Limited (the “Company”) hereby requests that the registration statement on Form F-1, including all exhibits thereto (File No. 333-148549), originally filed with the Securities and Exchange Commission (the “Commission”) on January 9, 2008 and as amended on February 25, 2008, June 5, 2008, and September 10, 2008 respectively (collectively the “Registration Statement”), be withdrawn effective immediately. The Company is applying for withdrawal of the Registration Statement because the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement.

The Registration Statement has not been declared effective and the Company hereby confirms that none of the Company’s securities have been sold pursuant to the Registration Statement.

Accordingly, the Company respectfully requests that the Commission issue an order granting the withdrawal of the Registration Statement (an “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please forward a copy of the Order to the undersigned via facsimile at +852 2868-3082.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this letter, please contact myself or Angela Tsang directly at +852 2106-0888.

Sincerely, ASM ACQUISITION COMPANY LIMITED By: /s/ Eugene Tan Name: Eugene Tan Title: Chief Executive Officer